Exhibit 99.1
Press Release

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in December and full year 2014.

FCA US LLC Reports December 2014 U.S. Sales Increased 20 Percent – Best December Sales in a Decade; Full-Year Sales Up 16 Percent – Strongest Annual Sales Since 2006

•    57th-consecutive month of year-over-year sales gains

•    Annual U.S. sales top 2 million units; best full-year sales since 2006

•    Chrysler, Jeep®, Ram Truck and FIAT brands each post sales gains in December compared with same month a year ago

•    Jeep brand records best ever December and annual sales

•    Chrysler 200 sales up 187 percent; best December sales ever

•    Ram pickup truck sales up 32 percent; best December sales ever

•    FIAT brand posts best ever annual sales

•    Eleven FCA US vehicles set sales records in December

Auburn Hills, Mich., Jan. 5, 2015 – FCA US LLC today reported U.S. sales of 193,261 units, a 20 percent increase compared with sales in December 2013 (161,007 units), and the group’s best December sales since 2004.

The Chrysler, Jeep®, Ram Truck and FIAT brands each posted year-over-year sales gains in December compared with the same month a year ago. The Chrysler brand’s 53 percent increase was the largest sales gain of any FCA US brand and the brand’s best December sales since 2007. The group extended its streak of year-over-year sales gains to 57-consecutive months.

“Our best December sales in a decade pushed our full-year sales over the 2-million unit threshold for our best annual sales since 2006,” said Reid Bigland, Head of U.S. Sales. “This year marked our fifth-consecutive year of annual sales growth in the U.S., and once again, we were the fastest-growing automaker in the country.”

Eleven FCA US vehicles set records in the month of December, including all three Ram Truck brand and three Jeep brand vehicles. The Ram pickup truck, Ram ProMaster van, and Ram Cargo Van each logged their best ever December sales. The Jeep Patriot had its best sales month ever, while the all-new Jeep Cherokee and Jeep Wrangler logged their best ever December sales. The Chrysler 200, Dodge Dart, Dodge Challenger, and Dodge Journey each posted their best ever sales in the month of December. The Fiat 500L turned in its best sales month since it was launched in June 2013.

Full-year FCA US sales were up 16 percent in 2014, compared with annual sales 2013. This was the company’s fifth-consecutive year of annual sales growth. FCA US sales surpassed the 2-million unit threshold in 2014, the company’s best annual sales since 2006. The Jeep and FIAT brands each recorded their best ever annual sales in 2014.

FCA US finished the month of December with a 72 days supply of inventory (537,731 units). U.S. industry sales figures for December are internally projected at an estimated 17.3 million units Seasonally Adjusted Annual Rate (SAAR).

Chrysler Brand

Chrysler brand sales were up 53 percent, the brand’s best December sales since 2007. The brand’s increase was driven by the all-new 2015 Chrysler 200 sedan and the Chrysler Town & Country minivan. Sales of the 200 were up 187 percent; the mid-size sedan’s best ever sales in the month of December and its six-consecutive month of year-over-year sales gains. December also was the 200’s best monthly sales performance in 2014. For the second straight month, the 200 outsold combined 200/Dodge Avenger sales from the previous year. Sales of the Town & Country were up 10 percent compared with the same month a year ago. It was the minivan’s best December sales in seven years. Production for the new 2015 Chrysler 300 sedan began in December at the Brampton (Ontario) Assembly Plant in Canada.

The Chrysler brand’s annual sales increased 2 percent, compared with sales in 2013. It was the brand’s best annual sales since 2008. The Town & Country had its best annual sales since 2007.

Ram Truck Brand

Sales of the Ram pickup truck were up 32 percent in December, its 56th-consecutive month of year-over-year sales gains. It was the pickup truck’s best ever sales in the month of December and its top sales month during 2014. Ram Light Duty pickup sales increased 45 percent in December while Ram Heavy Duty pickups were up 9 percent. Esquire magazine named the Ram 1500 EcoDiesel, America’s most fuel-efficient pickup, its Truck of the Year in December. Ram Truck brand sales, which include the Ram ProMaster van and Ram Cargo Van, were up 35 percent, the brand’s best December sales in 11 years. December also was the brand’s best sales month of 2014. The ProMaster and the Cargo Van each recorded their best ever sales in the month of December.

The Ram Truck brand’s annual sales increased 28 percent in 2014, its best full-year sales since 2005. The pickup truck turned in its best annual sales since 2003.

Jeep® Brand

Jeep brand sales were up 19 percent, the brand’s best sales performance ever in the month of December and its 15th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month this year, including its all-time sales record in May. All five Jeep brand vehicles posted year-over-year sales increases in December. The Patriot logged its best sales month ever, while the Cherokee and Wrangler each recorded their best ever sales in the month of December. Sales of the flagship Jeep Grand Cherokee were up 4 percent, its best December sales in three years. The Compass logged its best December sales since 2006.

Full-year Jeep brand sales were up 41 percent, the brand’s best ever annual sales performance. The Jeep brand sold 692,348 units in the U.S. in 2014, handily beating its previous annual record of 554,466 units in 1999. The Compass, Patriot and Wrangler each posted their best ever annual sales in 2014. The flagship Grand Cherokee had its best annual sales performance since 2005.

FIAT Brand

FIAT brand sales were up 1 percent, the brand’s best ever sales in the month of December. The brand’s increase was driven by the 4 percent year-over-year increase in Fiat 500L sales. It was the 500L’s best monthly sales since the vehicle was launched in June 2013. The FIAT brand’s full-year sales were up 7 percent, compared with sales in 2013. It was the FIAT brand’s best annual sales since the brand was re-introduced in the U.S. in 2011.

Dodge Brand

Three Dodge brand vehicles set sales records in December. Sales of the Challenger were up 72 percent, the muscle-car’s best ever sales in the month of December and the largest percentage sales gain of any Dodge brand model in the month. Likewise, the Dart and Journey each recorded their best ever sales in the month of December. The all-new 2015 Dodge Challenger earned a five-star overall safety rating from the U.S. National Highway Traffic Safety Administration (NHTSA) in December. Five stars is the highest possible safety rating given by NHTSA. Sales of the Durango full-size SUV were up 14 percent, its best December sales since 2005. Dodge brand sales were down 2 percent in December, compared with the same month a year ago.

The Dart, Challenger and Journey each posted their best ever annual sales in 2014, while the Durango logged its best annual sales since 2006.

FCA US LLC Sales Summary December 2014
	Month Sales		Vol %	Sales CYTD		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	67	0	New	91	0	New
ALFA BRAND	67	0	New	91	0	New
500	2,302	2,324	-1%	33,708	35,834	-6%
500L	1,482	1,421	4%	12,413	7,402	68%
FIAT BRAND	3,784	3,745	1%	46,121	43,236	7%
200	16,229	5,652	187%	117,363	122,480	-4%
300	3,992	4,881	-18%	53,382	57,724	-8%
Town & Country	10,709	9,737	10%	138,040	122,288	13%
CHRYSLER BRAND	30,930	20,270	53%	308,785	302,492	2%
Compass	4,946	3,534	40%	61,264	52,993	16%
Patriot	9,434	6,158	53%	93,462	75,797	23%
Wrangler	14,003	12,028	16%	175,328	155,502	13%
Cherokee	17,715	15,038	18%	178,508	25,786	592%
Grand Cherokee	17,176	16,517	4%	183,786	174,275	5%
JEEP BRAND	63,274	53,275	19%	692,348	490,454	41%
Dart	6,881	5,449	26%	83,858	83,388	1%
Avenger	455	4,950	-91%	51,705	93,842	-45%
Charger	8,422	10,145	-17%	94,099	98,336	-4%
Challenger	4,938	2,872	72%	51,611	51,462	0%
Viper	89	55	62%	760	591	29%
Journey	8,421	7,616	11%	93,572	83,933	11%
Caravan	11,253	11,226	0%	134,152	124,019	8%
Durango	6,119	5,376	14%	64,398	60,727	6%
DODGE BRAND	46,578	47,689	-2%	574,155	596,343	-4%
Ram P/U	44,222	33,405	32%	439,789	355,673	24%
Cargo Van	1,370	751	82%	11,311	8,900	27%
ProMaster Van	3,036	1,872	62%	18,039	3,270	452%
RAM BRAND	48,628	36,028	35%	469,139	367,843	28%
TOTAL FCA US LLC	193,261	161,007	20%	2,090,639	1,800,368	16%
TOTAL CAR	43,375	36,328	19%	486,577	543,702	-11%
TOTAL TRUCK	149,886	124,679	20%	1,604,062	1,256,666	28%

For additional information: Ralph Kisiel Tel.: +1-248-512-2757 Cell.: +1-248-705-9688 ralph.kisiel@fcagroup.com www.fcagroup.com